December 12, 2024

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 14, 2024
           File No. 333-281949
Dear Elvis Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 2 to Form F-1 filed November 14, 2024
General

1. You state in your October 18, 2024 and November 14, 2024 response letters that the
       Resale Shareholders represented that they purchased the shares "for investment intent"
       and "purchased their shares. . . with no present intent to distribute any shares."
       However, we note that:

             the Resale Shareholders purchased the shares from JEM, as opposed to investing capital in the company,
             the Resale Shareholders purchased the shares three weeks before the company submitted its draft registration statement,
 December 12, 2024
Page 2

             the Resale Shareholders purchased the shares based in part on an agreement with the company that "they would be permitted to sell their shares as resale shareholders in our initial public offering,"
             at the time of the purchase, the company negotiated with Goldstone and Long
           Vehicle to enter into leak-out agreements in anticipation of and on "terms to be determined as deemed appropriate at the time of the [initial public] offering,"
             most of the shares being offered for resale by the Resale Shareholders were acquired in October and "not as an additional investment into the Company," and most of the shares being offered for resale by the Resale Shareholders were acquired as part of the reorganization, which was undertaken in preparation for the initial public offering and resale offering, in which the Resale Shareholders plan to liquidate 100% of their holdings.

      These factors suggest that the Resale Shareholders may have had, at the time of purchase, an intent to liquidate their holdings in a public offering. Please advise.
2. We note that the "reorganization was undertaken solely for the purpose of ensuring the appropriate number of shares outstanding in light of the expected valuation of the public offering." Please explain how the reorganization impacted or was impacted by the valuation of the company.
3. Further describe the circumstances surrounding the Resale Shareholders' purchase of shares from JEM in March 2024, including which parties initiated contact and with whom, how the parties knew of or found each other and the potential investment opportunity, and how the Resale Shareholders came to purchase the shares at the same time.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   David L. Ficksman